UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

DONEGAL GROUP INC.

(Name of Subject Company)

DONEGAL GROUP INC.

(Name of Person Filing Schedule 14D-9)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

257701-30-0

(CUSIP Number of Class of Securities)

Jeffrey D. Miller

Senior Vice President and Chief Financial Officer

Donegal Group Inc.

1195 River Road, P.O. Box 302

Marietta, PA 17547-0302

(717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Frederick W. Dreher, Esq. John W. Kauffman, Esq. Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103 (215) 979-1234 Counsel to Donegal Group Inc.	David H. Pittinsky, Esq. Justin P. Klein, Esq. Ballard Spahr LLP 1735 Market Street Philadelphia, PA 19103-75 (215) 864-8117 Counsel to the Donegal Group Inc. Special Committee

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i)

PREFACE

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the tender offer (the “Offer”) by Gregory Mark Shepard (“Shepard”) to purchase for cash 962,636 shares of Donegal Group Inc. (“DGI”) Class B common stock (the “Class B Shares”) at a purchase price of $30.00 per share upon the terms and subject to the conditions set forth in Shepard’s Schedule TO (the “TO”). Shepard filed the TO with the Securities and Exchange Commission (the “SEC”) on March 20, 2013.

As discussed further below, the DGI Board of Directors (the “Board of Directors”) unanimously recommends that the holders of the Class B Shares reject the Offer and NOT tender their Class B Shares for purchase pursuant to the Offer.

(ii)

Item 1.	Subject Company Information.

Name and Address

This Schedule 14D-9, together with any exhibits attached to this Schedule 14D-9, relates to DGI. The location of the executive offices of DGI is 1195 River Road, Marietta, Pennsylvania 17547-0302. The telephone number of DGI at this location is (717) 426-1931.

Securities

The title of the class of equity securities to which this Schedule 14D-9, relates is DGI’s Class B common stock, par value $0.01 per share. As of April 1, 2013, DGI had outstanding 5,576,775 Class B Shares. Of those 5,576,775 outstanding Class B Shares, Donegal Mutual Insurance Company (“DMIC”) beneficially owns 4,217,039 Class B Shares, or 75.6% of the outstanding Class B Shares, Shepard, who is making the Offer to which this Schedule 14D-9 relates, beneficially owns 397,100 Class B Shares, or 7.1% of the outstanding Class B Shares, and Donald H. Nikolaus, the President and Chief Executive Officer of DMIC and DGI, beneficially owns 186,375 Class B Shares, or 3.3% of the outstanding Class B Shares. The Offer does not apply to the outstanding shares of DGI’s Class A common stock (the “Class A Shares”).

Item 2.	Identity and Background of Filing Person.

Name and Address

Item 1 of this Schedule 14D-9 sets forth the name, business address and business telephone number of DGI, the company that is the subject of the Offer that Shepard commenced on March 20, 2013.

Tender Offer

This Schedule 14D-9 relates to the Offer by Shepard to purchase 962,636 Class B Shares at a price of $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes. Shepard has made the Offer on the terms, and subject to the conditions, described in the TO. Shepard amended the TO on March 27, 2013 to add a press release and made no other changes. DGI refers to the consideration offered, together with all of the terms and conditions Shepard has established with respect to the Offer, by reference to the TO.

Shepard has stated that the purpose of the Offer is to enable Shepard to increase his investment, voting rights and representation in DGI.

Shepard has established numerous conditions precedent to the Offer, all of which must be satisfied by the April 19, 2013 Expiration Date. A summary of the principal conditions precedent Shepard has established to his obligation to consummate his Offer is as follows:

•	The “Minimum Tender Condition” – the valid tender of not less than 925,000 Class B Shares of DGI;

•

The “Board of Directors Condition” – the appointment of three persons Shepard designates as new directors of DGI and the appointment of three persons Shepard designates as new directors of DMIC, and that the size of each Board of Directors not increase to more than 12 directors compared to the current 11 directors on DGI’s Board of Directors and 12 directors on DMIC’s Board of Directors;

•

The “HSR Condition” – the expiration or termination of all waiting periods and any extensions of the waiting period applicable to the notification of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations under the HSR Act;

•

The “FRB Condition” – the expiration of a 60-day waiting period following Shepard’s notice to the Board of Governors of the Federal Reserve Board (the “FRB”), pursuant to the Change in Bank Control Act (“CBCA”) and Regulation LL thereunder, of his proposed acquisition of the Class B Shares, or upon Shepard’s earlier receipt of a written notification by the FRB (i) of its intention not to disapprove Shepard’s proposed acquisition of the Class B Shares or (ii) that Shepard has rebutted the presumption of control, on terms and conditions satisfactory to Shepard in his reasonable discretion;

•

The “Insurance Regulatory Approval Condition” – Shepard having obtained all insurance regulatory approvals necessary under the Form A requirements for Shepard’s acquisition of “control” of DGI as defined in the respective insurance holding company laws of Pennsylvania, Maryland, Iowa, Virginia, Wisconsin and Michigan. (The term “Form A requirements” as used in this Schedule 14D-9 refers to the respective insurance holding company laws in the states identified above. Generally, a person seeking to acquire a 10% or greater interest in any class of stock issued by an insurance holding company, such as DGI, must file a Form A statement with the insurance commissioner of each state in which the insurance holding company, such as DGI, has an insurance company subsidiary that is domiciled in that state. The potential acquirer must refrain from effecting the proposed acquisition of the shares of the insurance holding company unless and until the insurance commissioner of each domiciliary state approves the proposed acquisition);

•

The “Additional Shares Condition” – DGI shall not have issued or authorized the issuance of any additional stock options (other than stock options issued pursuant to currently approved stock option plans), any rights to purchase DGI’s Class A Shares or Class B Shares, any grants of DGI Class A Shares or Class B Shares or DGI’s issuance of any additional Class A Shares or Class B Shares; and

•

The “No Litigation Condition” – no initiation of any lawsuit or other proceeding that seeks to restrain or enjoin the Offer or otherwise seeks damages from Shepard, brought by DGI, DMIC, any of their respective affiliates or any other third party.

The HSR Condition requires the payment of a filing fee. To the knowledge of DGI as of April 2, 2013, Shepard has not paid the filing fee or filed the requisite notification under the HSR Act. Moreover, to the knowledge of the DGI as of April 2, 2013, Shepard has withdrawn his initial application to the FRB and has not yet filed a new FRB application for approval in compliance with the requirements and regulations of the CBCA. Accordingly, the 60-day waiting period for FRB approval has not commenced.

Shepard has reserved the right not to consummate the Offer and to terminate or amend the Offer if, at any time, any of the foregoing conditions are not satisfied, regardless of the circumstances giving rise to the failure of any such conditions to be satisfied. For a description of the conditions Shepard has established to his obligation to consummate the Offer, in addition to the summary above, DGI refers to Section 14 of the TO.

The Offer’s current expiration date is April 19, 2013 (the “Expiration Date”). For the reasons DGI sets forth in Item 4, DGI’s Board of Directors and a special committee (the “Special Committee”) consisting of five DGI directors unaffiliated with DMIC believe that many of the conditions Shepard has established to his obligation to consummate the Offer cannot be satisfied by the April 19, 2013 Expiration Date or within a reasonable period of time following the April 19, 2013 Expiration Date.

The TO states that the address of Shepard is 7028 Portmarnock Place, Bradenton, Florida 34202. The TO lists the telephone number of Shepard at that address as (941) 306-5368.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in the excerpts from the DGI Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 18, 2013 (the “2013 Proxy Statement”), relating to DGI’s 2013 Annual Meeting of Stockholders (the “2013 Annual Meeting”), which excerpts DGI has filed as

Exhibit (e)(1) to this Schedule 14D-9 and incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between DGI or its affiliates and (i) DGI’s executive officers, directors or affiliates and (ii) Shepard and his affiliates.

DGI hereby incorporates by reference in this Schedule 14D-9:

•

The section of the 2013 Proxy Statement entitled “The Relationship of Donegal Mutual and DGI” which describes the relationships between DGI and DMIC, which owns 75.6% of the Class B Shares that are outstanding as of the date of this Schedule 14D-9;

•	The section of the 2013 Proxy Statement entitled “Executive Compensation Discussion and Analysis” which describes the compensation of DGI’s named executive officers;

•	The section of the 2013 Proxy Statement entitled “Director Compensation” which describes the compensation of DGI’s directors; and

•

The sections of the 2013 Proxy Statement entitled “Proposal 3” and “Proposal 4” which describe the proposed 2013 Equity Incentive Plan for Employees and the proposed 2013 Equity Incentive Plan for Directors, pursuant to which, upon stockholder approval at DGI’s 2013 Annual Meeting, DGI’s executive officers and directors may receive equity awards.

Any information DGI incorporates by reference from its 2013 Proxy Statement in this Schedule 14D-9 shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained in this Schedule 14D-9 modifies or supersedes such information.

Relationship with Shepard

According to the TO, as of March 20, 2013, Shepard beneficially owned 3,602,900 Class A Shares and 397,100 Class B Shares, representing approximately 18.0% of the outstanding Class A Shares and 7.1% of the outstanding Class B Shares. Together, the Shepard ownership constitutes 9.99% of the aggregate voting power of DGI’s Class A Shares and Class B Shares.

In November 2011, Shepard submitted a stockholder proposal to DGI for inclusion in DGI’s proxy statement for its 2012 annual meeting of stockholders. The 2012 Shepard stockholder proposal sought, in general, the purported maximization of value for the stockholders of DGI through the sale or merger of DGI. DGI’s Board of Directors considered the 2012 Shepard stockholder proposal inappropriate and filed a request with the SEC that the SEC issue a letter advising DGI that the SEC would take no action if DGI omitted the 2012 Shepard stockholder proposal from DGI’s proxy materials for its 2012 annual meeting of stockholders for the reasons DGI stated in its letter to the SEC. The SEC granted DGI’s request and issued a letter to DGI dated February 14, 2012 that advised DGI that the SEC would take no action if DGI omitted the 2012 Shepard stockholder proposal from the proxy materials for DGI’s 2012 annual meeting of stockholders.

In November 2012, Shepard submitted a stockholder proposal to DGI for inclusion in the 2013 Proxy Statement for its 2013 Annual Meeting. The 2013 Shepard stockholder proposal again sought, in general, the purported maximization of DGI’s stockholder value through the sale or merger of DGI. DGI’s Board of Directors considered the 2013 Shepard stockholder proposal inappropriate and filed a request with the SEC that the SEC issue a letter advising DGI that the SEC would take no action if DGI omitted the 2013 Shepard stockholder proposal from the 2013 Proxy Statement for the 2013 Annual Meeting for the reasons DGI stated in its letter to the SEC. The SEC granted DGI’s request and issued a letter to DGI dated February 15, 2013 that advised DGI that the SEC would take no action if DGI omitted the 2013 Shepard stockholder proposal from the 2013 Proxy Statement for the 2013 Annual Meeting. Shepard thereafter sent several letters to the SEC requesting that the SEC reconsider its issuance of its 2013 no-action letter to DGI. By letter dated March 7, 2013 to Shepard, the SEC stated “that it saw no reason to reconsider the issuance of its February 15, 2013 no-action letter to DGI.”

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation

The DGI Board of Directors thoroughly evaluated and assessed the conditions in the Offer together with the assistance of a report and recommendations submitted to it by the Special Committee and advised by independent legal counsel. Based upon its evaluation and assessment of the conditions in the Offer and the evaluation and assessment of such conditions by the Special Committee, the Board of Directors unanimously determined at a special meeting held on March 26, 2013, for the reasons set forth in this Schedule 14D-9, that many of the conditions Shepard has stated in his Offer cannot be satisfied before the April 19, 2013 Expiration Date or within a reasonable period of time after the April 19, 2013 Expiration Date.

DGI’s Board of Directors, therefore, unanimously determined to recommend that the holders of DGI’s Class B Shares REJECT the Offer and NOT tender their Class B Shares for purchase pursuant to the Offer.

(b)	Background

Shepard commenced the Offer on March 20, 2013. Given the conditions precedent which must be satisfied before Shepard has an obligation to purchase the Class B Shares, and given the Offer’s Expiration Date of April 19, 2013, the DGI Board of Directors and the Special Committee believe that the Offer is illusory for the reasons DGI sets forth in Item 4(c).

(c)	Reasons for the Recommendation

In reaching the conclusions and making the recommendation DGI describes above, the DGI Board of Directors and the Special Committee reviewed the conditions to the Offer. As set forth in this Schedule 14D-9, DGI’s Board of Directors and Special Committee believe that the following conditions to the Offer cannot be satisfied before the April 19, 2013 Expiration Date, or within a reasonable period of time after the April 19, 2013 Expiration Date.

The Minimum Condition

Shepard has conditioned the Offer upon the tender of a minimum of 925,000 Class B Shares prior to the Expiration Date. Currently, DGI has 5,576,775 outstanding Class B Shares. Of those outstanding Class B Shares, DMIC owns 4,217,039 Class B Shares and Shepard owns 397,100 Class B Shares. DGI’s other stockholders own the remaining 962,636 Class B Shares. By letter dated March 22, 2013, Donald H. Nikolaus, the Chairman, President and Chief Executive Officer of DGI, advised the Special Committee that he considered the Offer and had determined that he will not tender any of the 186,375 Class B Shares he beneficially owns for purchase by Shepard. DGI includes Mr. Nikolaus’ letter as Exhibit (d)(2) to this Schedule 14D-9. By letter dated March 22, 2013, DMIC also informed the Special Committee that DMIC will not tender any of the 4,217,039 Class B Shares it owns. DGI includes DMIC’s letter as Exhibit (d)(1) to this Schedule 14D-9. Because neither Mr. Nikolaus nor DMIC will tender any of their respective Class B Shares, the Minimum Condition cannot be satisfied. DGI is also aware of several other holders of a significant number of Class B Shares that will not tender any of their Class B Shares to Shepard.

The DMIC Board of Directors Condition

Shepard has conditioned the Offer upon DMIC appointing three persons Shepard selects to the DMIC Board of Directors as new directors and DMIC not increasing the size of its Board of Directors from its current 12 members. By letter dated March 22, 2013, DMIC informed the Special Committee that it has determined that it would not be in the best interests of DMIC to appoint three persons Shepard selects as new directors of DMIC. Therefore, the DMIC Board of Directors Condition cannot be satisfied.

The DGI Board of Directors Condition

Shepard has conditioned the Offer upon DGI appointing three persons Shepard selects to the DGI Board of Directors as new directors and DGI not increasing the size of the DGI Board of Directors from its current 11 members to more than 12 members. The DGI Board of Directors and the Special Committee determined that it would not be in the best interests of DGI to appoint three persons Shepard selects as new directors. Therefore, the DGI Board of Directors Condition cannot be satisfied.

The Additional Shares Condition

Shepard has conditioned the Offer upon DGI not issuing or authorizing the issuance of any additional stock options (except stock options issued pursuant to currently approved stock option plans), any rights to purchase Class A common stock or Class B common stock, any Class A or Class B stock grants, or any additional Class A Shares or Class B Shares or preferred stock. In the 2013 Proxy Statement, the DGI Board of Directors unanimously recommended that its stockholders approve the 2013 Equity Incentive Plan for Employees and the 2013 Equity Incentive Plan for Directors (collectively, the “Incentive Plans”). The purpose of the 2013 Incentive Plan for Employees is to provide an incentive to DGI employees to contribute to the growth, development and financial success of DGI as well as that of the member companies of the Donegal Insurance Group by continuing to align the interests of employees with the interests of DGI stockholders. The purpose of the 2013 Incentive Plan for Directors is to enhance DGI’s ability and the ability of the member companies of the Donegal Insurance Group to attract and retain qualified directors, to provide a portion of the compensation of DGI’s directors in the form of equity and, in so doing, to strengthen the alignment of the interests of directors with the interests of DGI stockholders. The DGI Board of Directors has already determined that these Incentive Plans are an integral part of the compensation structure, has recommended that the stockholders approve the Incentive Plans at the 2013 Annual Meeting and intends to grant equity awards under these Incentive Plans upon stockholder approval, as has been the historic practice of DGI. Because the DGI Board of Directors has fully evaluated and considered the business importance of the Incentive Plans and because DMIC has already informed the DGI Board of Directors that it intends to vote in favor of the Incentive Plans, the DGI Board of Directors, based upon the recommendation of the Special Committee, determined to take no action withdrawing its recommendation to the DGI stockholders on the Incentive Plans. Therefore, if, as expected, the DGI stockholders approve the Incentive Plans at the 2013 Annual Meeting, the Additional Shares Condition cannot be satisfied.

The FRB Condition

Shepard has conditioned the Offer upon the expiration of a 60-day waiting period following Shepard’s notice to the FRB of the proposed acquisition of the Class B Shares, or upon Shepard’s earlier receipt of a written notification by the FRB (i) of its intention not to disapprove Shepard’s proposed acquisition of the Class B Shares or (ii) that Shepard has rebutted the presumption of control, on terms and conditions satisfactory to Shepard in his reasonable discretion. To the knowledge of the DGI Board of Directors and the Special Committee as of April 2, 2013, Shepard has withdrawn his initial application to the FRB and has not yet completed a new FRB application for approval in compliance with the requirements and regulations of the CBCA. Accordingly, the 60-day waiting period has not commenced. Because of the length of time of the waiting period, the DGI Board of Directors and the Special Committee do not believe that the FRB Condition can be satisfied by the April 19, 2013 Expiration Date or within a reasonable period of time following the April 19, 2013 Expiration Date.

The Insurance Regulatory Approval Condition

Shepard has conditioned the Offer upon his receipt by the Expiration Date of all insurance regulatory approvals necessary for completion of the Offer on terms and conditions satisfactory to Shepard in his reasonable discretion. Shepard’s proposed acquisition of the Class B Shares requires approval by the Insurance Commissioners of Iowa, Maryland, Michigan, Pennsylvania, Virginia and Wisconsin. Shepard must file a

Form A Application in each of these states to request approval of the consummation of the Offer. The filing of a Form A Application triggers a comment period, generally 60 days, during which DGI and others may submit comments on the Form A Application. DGI and others may also request a public hearing on the Form A Application, and the Insurance Commissioner may on his or her own motion or in response to a request order a public hearing. The comment period typically will not begin until the applicable Insurance Commissioner determines that the Form A Application is complete. If a hearing is ordered by the Insurance Commissioner, notice of such a hearing must be given, and the period of time before the Insurance Commissioner issues a determination would likely be extended. Moreover, to the knowledge of DGI’s outside counsel, the Iowa Insurance Division has informed Shepard’s counsel by letter dated March 27, 2013 that:

“pursuant to statute, Mr. Shepard is precluded from making a tender offer for shares or an invitation for tenders, prior to compliance with the [Form A requirements in Iowa]. Please advise on or before April 1, 2013, if Mr. Shepard wishes to withdraw the Form A filing and tender offer.”

Based upon the foregoing, the DGI Board of Directors and the Special Committee believe it is not possible for the Insurance Regulatory Approval Condition to be satisfied by the April 19, 2013 Expiration Date or within a reasonable period of time following the April 19, 2013 Expiration Date.

For the foregoing reasons, the DGI Board of Directors and the Special Committee determined that the Minimum Condition, the DMIC Board of Directors Condition, the DGI Board of Directors Condition and the Additional Shares Condition cannot be satisfied and the FRB Condition and the Insurance Regulatory Approval Condition cannot be satisfied by the April 19, 2013 Expiration Date or within a reasonable period of time following the April 19, 2013 Expiration Date. Accordingly, the DGI Board of Directors recommends that the holders of DGI Class B Shares REJECT the Offer and NOT tender their Class B Shares to Shepard for purchase pursuant to the Offer.

(d)	Intent to Tender

If the directors and executive officers of DGI were to tender pursuant to the Offer all Class B Shares they own, they would receive the same cash consideration and on the same terms and conditions as all other holders of Class B Shares. As of April 1, 2013, the directors and executive officers of DGI owned an aggregate of 196,122 Class B Shares, or 3.5% of the outstanding Class B Shares. If the directors and executive officers of DGI were to tender all of such Class B Shares for purchase pursuant to the Offer and those Class B Shares were accepted for purchase by Shepard, the directors and executive officers of DGI would receive an aggregate consideration of approximately $5.9 million in cash.

To the knowledge of DGI, none of the directors, executive officers or affiliates of DGI or DMIC currently intend to tender the Class B Shares they held of record or beneficially owned for purchase pursuant to the Offer.

If you have tendered your DGI Class B Shares, you can withdraw them. Please contact our information agent, MacKenzie Partners, Inc., toll-free at (800) 322-2885 for assistance in withdrawing your tender. You can also contact your broker or DGI. The information to contact DGI is set forth below:

Jeffrey D. Miller

Senior Vice President and Chief Financial Officer

Donegal Group Inc.

1195 River Road, P.O. Box 302

Marietta, PA 17547

(717) 426-1931

DGI hereby files copies of its press release and a letter to its stockholders relating to the recommendation of the DGI Board of Directors to reject the Offer as Exhibit (a)(1) and Exhibit (a)(2) to this Schedule 14D-9 and incorporates such press release and letter by reference in this Schedule 14D-9.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

On April 1 and 2, 2013, DGI’s Board of Directors held a special meeting. Among other actions taken, DGI’s Board of Directors approved the retention of MacKenzie Partners, Inc. as an advisor to DGI in connection with Shepard’s tender offer. DGI has also retained the firm of Duane Morris LLP, its regular outside counsel since 1986, and the Special Committee retained Ballard Spahr LLP, its counsel since 2011. DGI will pay each of such firms its normal fees for representing DGI and the Special Committee, respectively.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, no transactions with respect to the Class B Shares have been effected by DGI or, to the knowledge of the DGI Board of Directors, by any of DGI’s executive officers, directors, affiliates or subsidiaries, except that, on February 28, 2013, one director of DMIC purchased 800 Class B Shares at $20.00 per share and 388 Class B Shares at $20.17 per share.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Neither DGI nor, to DGI’s knowledge, DMIC has undertaken or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of DGI’s securities by DGI, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation;

•	a purchase, sale or transfer of a material amount of assets of DGI or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of DGI.

Item 8.	Additional Information.

The DGI Board of Directors has no knowledge concerning the satisfaction, or lack thereof, of the HSR Condition, other than as DGI sets forth in Item 2.

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the tender offer; statements regarding the ability to complete the tender offer considering the various conditions; statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and efficacy of the Offer; uncertainties as to how many of DGI’s stockholders will tender their DGI Class B Shares in the Offer; risks and uncertainties associated with the various contingencies and conditions associated with the Offer; and the possibility that various conditions for the tender offer may not be satisfied or waived, including that a government entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer. DGI does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

DGI herewith files the following exhibits or incorporates such exhibits in this Schedule 14D-9:

Exhibit Number	Description

(a)(1)	Press Release of DGI dated April 3, 2013

(a)(2)	Letter from DGI to the Holders of Class B Common Stock dated April 3, 2013

(d)(1)	Letter from DMIC to the Special Committee of the Board of Directors of DGI dated March 22, 2013

(d)(2)	Letter from Donald H. Nikolaus to the Special Committee of the Board of Directors of DGI dated March 22, 2013

(e)(1)	Excerpts from the DGI Definitive Proxy Statement on Schedule 14A relating to the 2013 Annual Meeting of Stockholders as filed with the SEC on March 18, 2013 (These excerpts are included in the Schedule 14D-9 filed with the SEC and will not be included in the version mailed to stockholders, as the excerpts were included in DGI’s definitive proxy materials for the 2013 Annual Meeting DGI previously disseminated to its stockholders.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DONEGAL GROUP INC.

By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, President

Dated: April 3, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Press Release of DGI dated April 3, 2013

(a)(2)	Letter from DGI to the Holders of Class B Common Stock dated April 3, 2013

(d)(1)	Letter from DMIC to the Special Committee of the Board of Directors of DGI dated March 22, 2013

(d)(2)	Letter from Donald H. Nikolaus to the Special Committee of the Board of Directors of DGI dated March 22, 2013

(e)(1)	Excerpts from the DGI Definitive Proxy Statement on Schedule 14A relating to the 2013 Annual Meeting of Stockholders as filed with the SEC on March 18, 2013 (These excerpts are included in the Schedule 14D-9 filed with the SEC and will not be included in the version mailed to stockholders, as the excerpts were included in DGI’s definitive proxy materials for the 2013 Annual Meeting DGI previously disseminated to its stockholders.)